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                                                    Filed by: Corvis Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                          Subject Company: Dorsal Networks, Inc.

                                                   Exchange Act File No. 0-12751

                                                           [Corvis logo]

                                                      Corvis Corporation
                                                      7015 Albert Einstein Drive
                                                      P.O. Box 9400
                                                      Columbia, MD 21046-9400
                                                      T 443.259.4000
                                                      F 443.259.4444
                                                      www.corvis.com
April 30, 2002


Dear Shareholder:

By this time, you should have received proxy solicitation material and the 2002 Annual Report for Corvis Corporation's Annual Meeting of Stockholders to be held on Thursday, May 10, 2002, in Baltimore, Maryland. These materials are also available on our corporate website at www.corvis.com.

Since your proxy has not yet been returned, and time before our meeting is short, we have enclosed a duplicate voting form. Your vote is important.

You may use one of the following methods for promptly providing your voting instructions:

     1.   Vote by telephone. Call the toll-free number listed for this purpose
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          on your voting instruction form. Have your 12-digit control number listed on the form ready and follow the simple instructions.

     2.   Vote by Internet. Go to the website www.proxyvote.com listed on your
          ----------------                    -----------------
          voting instruction form. Have your 12-digit control number listed on the form ready and follow the simple instructions.

     3.   Vote by mail. Sign, date and mail the proxy promptly.
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In particular, shareholders are being asked to vote on the merger of Corvis and
Dorsal Networks, which is listed as Proposal 1 in the proxy materials. We believe that this merger is the right strategic fit for our business and the right decision to create value for our shareholders. If approved by our shareholders, we believe this transaction will have the following additional benefits to Corvis:

     .    Significantly expand our addressable market
     .    Complement our current undersea and terrestrial solutions
     . Positions Corvis as one of the only global optical networking equipment providers offering integrated undersea and terrestrial optical networking solutions
     . Realize cost synergies in operations, sales and marketing and new product development

Complete information regarding this proposed transaction, including potential risks, is set forth more fully in the proxy materials. A Special Committee of our Board of Directors has determined that the Dorsal transaction is fair to, and in the best interests of, our shareholders and recommends that you vote FOR the proposal.

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The management and the Board of Directors appreciate your support and continuing interest in Corvis Corporation.

Very truly yours,


/s/ Kim D. Larsen


Kim D. Larsen
Secretary

We have filed a Registration Statement on Form S-4 relating to the proposed merger, including as a prospectus a Proxy Statement soliciting the votes of Corvis' stockholders relating to the merger. You should read these documents because they contain important information about the proposed transaction. Corvis, Dorsal, their respective directors, and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning Corvis' and Dorsal's directors and executive officers, including their direct or indirect interests in the proposed transaction arising from their securities holdings, employment agreements, and other matters can be found in the documents filed with the SEC. You can obtain the Registration Statement and Proxy Statement/Prospectus, and other documents that are filed with the SEC, for free on the SEC's web site at www.sec.gov. Also, if you write us or call us, we will send you these documents free of charge. You can call us at 443-259-4600, email us at investorinformation@corvis.com, or write to us at: Investor Relations Department, 7063 Gateway Drive, Columbia, Maryland, 21046.